August 23, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
Amy Reischauer
Daniel Greenspan

Re:	Advanced Cell Technology, Inc. Preliminary Proxy Statement on Schedule 14A Filed August 12, 2013 File No. 000-50295

Ladies and Gentlemen:

This letter is submitted on behalf of Advanced Cell Technology, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter to Edward Myles dated August 21, 2013 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed August 12, 2013 (the “Preliminary Proxy Statement”). The Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below. For your convenience, we will supplementally provide Amy Reischauer of the Staff with an e-mailed copy of Amendment No. 1 to the Preliminary Proxy Statement marked to show the changes from the Preliminary Proxy Statement as originally filed. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Proposal 2

Amendment to Certificate of Incorporation to Increase Authorized Common Stock, page 33

1.	You state that your currently authorized common stock is not sufficient to comply with the terms of dispute settlement agreements and your other outstanding rights or obligations to issue common stock. Please revise your disclosure to clarify your plans to issue authorized shares under the dispute settlement agreements, including the nature of the disputes, the terms of the settlements, and the number of shares issuable. In addition, please revise your disclosure to state whether you currently have, or do not have, any additional plans with respect to the increased number of authorized shares of common stock available for issuance. If such plans exist, please disclose all material information.

Division of Corporation Finance

Securities and Exchange Commission

August 23, 2013

Response 1:

The Company acknowledges the Staff’s comment and has revised the disclosure as requested. See pages 29-30 of Amendment No. 1.

******

As requested in the Comment Letter and in connection with its response thereto, the Company has provided, in writing attached hereto as Exhibit A, a statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Division of Corporation Finance

Securities and Exchange Commission

August 23, 2013

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis

Joseph C. Theis

cc:	Gary Rabin, Chief Executive Officer, Advanced Cell Technology, Inc.

Edward Myles, Chief Financial Officer, Advanced Cell Technology, Inc.

Mitchell Bloom, Goodwin Procter LLP

William D. Collins, Goodwin Procter LLP

Exhibit A

August 23, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
Amy Reischauer
Daniel Greenspan

Re:	Advanced Cell Technology, Inc. Preliminary Proxy Statement on Schedule 14A Filed August 12, 2013 File No. 000-50295

Ladies and Gentlemen:

This letter is submitted on behalf of Advanced Cell Technology, Inc. (the “Company”) in response to the request by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter of August 21, 2013 to Edward Myles (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed August 12, 2013 (the “Proxy Statement”), that the Company acknowledge various matters in connection therewith. As requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you should have any questions concerning the above acknowledgements, please contact the undersigned at (508) 756-1212.

Sincerely,

/s/ Edward Myles

Edward Myles

Chief Financial Officer

Advanced Cell Technology, Inc.

cc:	Gary Rabin, Chief Executive Officer, Advanced Cell Technology, Inc. Mitchell Bloom, Goodwin Procter LLP Joseph Theis, Goodwin Procter LLP William Collins, Goodwin Procter LLP